FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto are the Company's 1st Quarter 2005 Results. The purpose of this Report on Form 6-K is to set out separately the Company's interim results for the period ending March 31, 2005 which were previously made available by way of a link to the Company's website in the Company's press release of April 29, 2005, which was filed with the SEC on Form 6-K on May 4, 2005.

NORDIC AMERICAN TANKER SHIPPING LTD.(NAT)

Amounts in USD '000
===============================================================================================
                                                                                  Twelve Months
    CONDENSED STATEMENTS                           Three Months Ended                 Ended
        OF OPERATION                    =======================================   =============
                                         March 31,    March 31,    December 31,   December 31,
                                           2005         2004           2004           2004
                                        (unaudited)
===============================================================================================
NET VOYAGE REVENUE                          16,150       17,414        22,711         62,526
-----------------------------------------------------------------------------------------------
OPERATING EXPENSES
Vessel operating expenses                   (1,512)           0        (1,818)        (1,977)
Depreciation                                (2,702)      (1,708)       (1,795)        (6,918)
General and administrative                  (4,477)        (320)       (9,699)       (10,851)
-----------------------------------------------------------------------------------------------
                                            (8,691)      (2,028)      (13,312)       (19,746)
-----------------------------------------------------------------------------------------------
Income from vessel operation                 7,459       15,386         9,399         42,780
-----------------------------------------------------------------------------------------------

OTHER ITEMS
Interest income                                328           12           101            142
Interest expense                              (331)        (444)         (708)        (2,106)
-----------------------------------------------------------------------------------------------
                                                (3)        (432)         (607)        (1,964)
-----------------------------------------------------------------------------------------------
NET INCOME                                   7,456       14,954         8,792         40,816
===============================================================================================
Earnings per average number of shares         0.53         1.54          0.79           4.05
-----------------------------------------------------------------------------------------------
Weighted average number of shares       14,020,761    9,706,606    11,185,664     10,078,391
-----------------------------------------------------------------------------------------------
Common shares outstanding               16,644,496    9,706,606    13,067,838     13,067,838
-----------------------------------------------------------------------------------------------

===========================================================================================
CONDENSED BALANCE SHEETS                              March 31,    March 31,   December 31,
                                                        2005         2004          2004
===========================================================================================
Cash deposits                                           33,667         522         30,732
Current assets                                           7,984      13,804          6,170
Vessels                                                334,097     126,374        187,301
-------------------------------------------------------------------------------------------
Total Assets                                           375,748     140,700        224,203
===========================================================================================
Accounts payables and accrued liabilities                1,635          51          2,335
Long-term debt                                               0      30,000              0
Shareholders' equity                                   374,113     110,649        221,868
-------------------------------------------------------------------------------------------
Total liablilities and shareholders' equity            375,748     140,700        224,203
===========================================================================================

===============================================================================================
                                                                                 Twelve Months
    CONDENSED STATEMENTS OF                             Three Months Ended           Ended
        CASH FLOW                                     ======================     ==============
                                                      March 31,    March 31,      December 31,
                                                        2005         2004             2004
===============================================================================================
OPERATING ACTIVITIES
-----------------------------------------------------------------------------------------------
Net cash from Operating Activitites                     11,442      11,118         62,817
-----------------------------------------------------------------------------------------------

FINANCING ACTIVITIES                                   162,161           0        112,138
Net proceeds from sale of Common Stock
Repayment of debt                                            0           0        (30,000)
Loan facility costs                                          0           0         (1,456)
Dividends paid                                         (21,170)    (11,162)       (47,196)
-----------------------------------------------------------------------------------------------
Net Cash provided by (used for) Financing Activities   140,991     (11,162)        33,486
-----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Investment in Vessels                                 (149,498)          0        (66,137)
-----------------------------------------------------------------------------------------------
Net cash used by investing activitites                (149,498)          0        (66,137)
-----------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                2,935         (44)        30,166
Beginning Cash and Cash Equivalents                     30,732         566            566
-----------------------------------------------------------------------------------------------
Ending Cash and Cash Equivalents                        33,667         522         30,732
===============================================================================================

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplements and our Annual Report on Form 20-F.

Contacts:      Scandic American Shipping Ltd.
               Manager for:
               Nordic American Tanker Shipping Ltd.
               P.O Box 56, 3201 Sandefjord, Norway
               Tel: + 47 33 42 73 00
               E-mail: nat@scandicamerican.com

               Web-site:  www.nat.bm
               Rolf Amundsen
               Chief Financial Officer
               Nordic American Tanker Shipping Ltd.
               Tel: +1 800 601 9079 or + 47 908 26 906
               Herbjorn Hansson
               Chairman & CEO
               Nordic American Tanker Shipping Ltd.
               Tel: +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)

Dated: February 24, 2006               By: /s/ Herbjorn Hansson
                                           --------------------
                                               Herbjorn Hansson
                                               Chairman, Chief Executive Officer
                                               and President

SK 01318 0002 647153